# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: NEWS CORP, CIK 0001564708
CUSIP: 65249B109
Title of class of securities: Class A Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 1211 AVENUE OF THE AMERICAS, NEW YORK, New York (NY), 10036
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001167557

## Reporting persons
- AQR Capital Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 18,412,591; sole dispositive power 0; shared dispositive power 18,531,385; aggregate amount beneficially owned 18,531,385 (5.14% of the class)
- AQR Capital Management Holdings, LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 18,412,591; sole dispositive power 0; shared dispositive power 18,531,385; aggregate amount beneficially owned 18,531,385 (5.14% of the class)

## Item 1. Issuer
Name of issuer: NEWS CORP
Address of issuer's principal executive offices:
1211 AVENUE OF THE AMERICAS, NEW YORK, NEW YORK
10036

## Item 2. Person Filing
Name of person filing:
AQR Capital Management, LLC

AQR Capital Management Holdings, LLC
Address of principal business office or, if none, residence:
ONE GREENWICH PLAZA
SUITE 130
Greenwich, Connecticut
06830
Citizenship:
AQR Capital Management, LLC - UNITED STATES

AQR Capital Management Holdings, LLC - UNITED STATES

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 18,531,385
Percent of class: 5.14
Sole power to vote or to direct the vote:
AQR Capital Management, LLC - 0

AQR Capital Management Holdings, LLC - 0
Shared power to vote or to direct the vote:
AQR Capital Management, LLC - 18,412,591

AQR Capital Management Holdings, LLC - 18,412,591
Sole power to dispose or to direct the disposition:
AQR Capital Management, LLC - 0

AQR Capital Management Holdings, LLC - 0
Shared power to dispose or to direct the disposition:
AQR Capital Management, LLC - 18,531,385

AQR Capital Management Holdings, LLC - 18,531,385

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Item 2(a) above.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
AQR Capital Management Holdings, LLC and AQR Capital Management, LLC hereby agree that this Schedule 13G is filed on behalf of each of the parties. AQR Capital Management, LLC is a wholly owned subsidiary of AQR Capital Management Holdings, LLC.

## Signatures
- AQR Capital Management, LLC: Henry Parkin, Authorized Signatory (11/13/2026)
- AQR Capital Management Holdings, LLC: Henry Parkin, Authorized Signatory (11/13/2026)